

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

<u>Via E-mail</u>
Antonio R. Sanchez, III
Chief Executive Officer
Sanchez Energy Corporation
1111 Bagby Street
Suite 1600
Houston, Texas 77002

> **Re:** **Sanchez Energy Corporation**
> **Registration Statement on Form S-1**
> **Filed September 1, 2011**
> **File No. 333-176613**

Dear Mr. Sanchez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2. With your next amendment or as soon as practicable thereafter, please file all omitted exhibits. Note that you will need to allow time for us to consider your responses to any comments that result from our review once you file all these documents.

3.  Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus.  Also, please provide us with accompanying captions, if any.  We may have comments after reviewing these materials.

4.  In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit.  As only an example, you leave blank required information at page 93 under "Description of Capital Stock."  Also include updated disclosure, and advise us regarding the status of your application to list on The New York Stock Exchange.  If the information you provide may change prior to effectiveness of the registration statement, include brackets to indicate this.

5.  Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements.  Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

6.  You do not yet provide a range for the potential offering price per share.  Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

7.  Please eliminate any suggestion, such as appears at page ii, that "The information in this prospectus is accurate only as of the date of this prospectus…."

8.  Please provide us with supplemental support for the statistical information and related assertions which appear in the Summary and elsewhere.  For example, we refer you to your statements regarding your purported competitive advantages in the first bullet points on pages 6 and 63.  In that regard, discuss in greater detail the nature of the competitors' businesses and the reason(s) you believe you have an advantage in the areas you cite.

9.  Please revise your disclosures to define or clarify in context each of the following:

    - Your status as an "*independent* exploration and production company" (emphasis added) at page 1 and elsewhere;

    - "black oil" and "volatile oil" windows at page 1 and elsewhere; and

    - references to "unrisked and "de-risked" positions and locations at page 64.

Prospectus Cover Page

10. Include only key, material information on the cover page.  In that regard, please delete the italicized entries above the underwriters' names.

Risk Factors, page 16

Developing and producing oil and natural gas are costly and high-risk activities…., page 16

11. You indicate on page 78 that hydraulic fracturing involves "the injection of water, sand and chemical additives."  Please revise this risk factor to specifically address the financial and operational risks associated with hydraulic fracturing, such as the underground migration of hydraulic fracturing fluids or spillage or mishandling of recovered hydraulic fracturing fluids, if material.

Use of Proceeds, page 42

12. Please present your Use of Proceeds disclosure in tabular format.  In this regard, you indicate that "the remaining net proceeds" will used "to fund our capital expenditures, and, in particular our drilling, exploration and acquisition programs."  Drilling, exploration and acquisition would appear to be separate, distinct activities.  To the extent they are material, break out these amounts separately.  Once you supply the omitted information and details, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 53

13. Please expand your disclosure to clarify the extent to which the interim financial statements are not indicative of future results of operations to be consistent with your disclosure made in the last paragraph on page F-7. Refer to Instructions to paragraph (a) of Item 303 of Regulation S-K.

14. We note that you attribute significant increases in your revenues and production for the recent annual and interim periods to your drilling program in the Palmetto area of the Eagle Ford Shale.  Please expand your disclosure to explain *how* your drilling operations led to the increase in production.

Business and Properties, page 60

15. You disclose on page 73 that two customers accounted for 81% and 19% respectively of your total revenue for the year ended December 31, 2010.  Please identify these customers by name and add a related risk factor, if appropriate.

16. Please also file any contracts with these customers as exhibits.  We note the statement at page 73 that if you were to lose one of your larger customers, it could have a detrimental effect on your production, etc. See Item 601(b)(10)(ii)(B) of Regulation of S-K.

Oil and Natural Gas Reserves and Production, page 67

17. Please furnish to us the petroleum engineering reports you used as the basis for your June 30, 2011 proved reserve disclosures including the following:

   a) One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties. Please ensure that the cumulative production figures are presented for each one-line listing;

   b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

   c) Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories;

   d) Engineering exhibits (e.g. narratives, maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed and prove undeveloped categories (six entities in all) as well as the AFE for each of the three PUD properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

   Please direct these engineering items to:

   U.S. Securities and Exchange Commission
   100 F Street NE
   Washington, DC 20549-4628
   Attn: Ronald M. Winfrey

Management, page 83

18. Provide updated disclosure in this section, once it becomes available. For example, identify any members of the Audit Committee, once they have been chosen.

19. Please file all agreements with your named executive officers, including the severance agreements and employment agreements.

Financial Statements

Oil and Natural Gas Properties to be Transferred to Sanchez Energy Corporation

Balance Sheet, page F-3

20. Please complete the pro forma balance sheet under this heading and on page 43 to reflect the change in capitalization.

Oil and Gas Properties, page F-8

21. We note your disclosure explaining that you sold unevaluated oil and natural gas acreage for $5,000,031 in 2009 and recognized a gain of $2,686,069 because you believe this amount would have significantly altered the relationship between capitalized costs and proved reserves if it had been recorded against the property account. Given that you sold unevaluated properties and continue to report significant capitalized unevaluated property costs, the rationale for your gain recognition is unclear.

    Please submit the analysis that you performed, including the underlying computations, showing how you believe the relationship between reserves and evaluated property costs would have been altered, also showing how you apportioned capitalized costs among the properties sold and properties retained, in accordance with Rule 4-10 (c)(6)(i) of Regulation S-X.

22. Please expand your disclosure to describe the current status of significant unproved properties to comply with Rule 4-10(c)(7)(ii) of Regulation S-X. Please include your plans to evaluate such properties and indicate how much time you expect to elapse before you include the costs in your amortization computation.

Closing Comments

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam, Staff Accountant, at (202) 551-3476, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc:     David P. Elder, Esq.
        Akin Gump Strauss Hauer & Feld LLP